WESTWATER RESOURCES, INC.

November 29, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Westwater Resources, Inc.

Registration Statement on Form S-3 (File No. 333-221687)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Westwater Resources, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-221687) and declare the Registration Statement effective as of Monday, December 4, 2017, at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (303) 531-0481, or David R. Crandall of Hogan Lovells US LLP at (303) 4542449 with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

Westwater Resources, Inc.

By:

/s/ Jeffrey L. Vigil

Name:

Jeffrey L. Vigil

Title:

Vice President – Finance and Chief Financial Officer

cc:

David R. Crandall, Hogan Lovells US LLP

6950 S. Potomac Street, Suite 300, Centennial, CO 80112        Phone 303.531.0518